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                                                               Exhibit 99(a)(11)


                  CENDANT CORPORATION ANNOUNCES "DUTCH AUCTION"
             SELF-TENDER OFFER TO REPURCHASE UP TO 50 MILLION SHARES


         NEW YORK, NY--JUNE 16, 1999--Cendant CorporatioN (NYSE: CD) today announced that its Board of Directors has authorized a "Dutch Auction" self-tender offer for 50 million shares of its common stock or approximately 7.0% of its shares outstanding through its wholly owned subsidiary, Cendant Stock Corporation. The offer will commence on June 16, 1999 and will expire at midnight, New York City time, on July 15, 1999, unless the offer is extended.

         Under the terms of the offer, the company will invite shareholders to tender shares at prices between $19.75 and $22.50 per share. Based upon the number of shares tendered and the prices specified by the tendering shareholders, the company will determine the single per share price within that price range that will allow the company to purchase 50 million shares or such lesser number of shares as are properly tendered. The company will not prorate shares tendered by any shareholder owning beneficially fewer than 100 shares in the aggregate as of June 16, 1999, who continues to beneficially own fewer than 100 shares at the expiration of the offer and who tenders all such shares in the offer.

         The company expects to fund the offer with proceeds from the divestiture of Cendant's fleet segment which is expected to close on or about June 30, 1999. Completion of the tender is conditioned upon the closing of the fleet segment transaction. Cendant's common stock price closed at $19.75 on the New York Stock Exchange on June 15, 1999, the last full trading day on the NYSE prior to the announcement of the offer.

         Cendant Chairman, President and CEO, Henry R. Silverman stated: "This action by our board is a strong vote of confidence in Cendant's long-term performance and strategic growth plan. The repurchase of our shares is clearly the best investment available to our company at this time and is consistent with our long-term goal of increasing shareholder value while maintaining a debt to total capitalization ratio of about 40 percent."

                                     -more-
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         Banc of America Securities LLC will act as dealer manager and Chase
Mellon Shareholder Services LLC. will act as information agent and depositary for the offer. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery related to the offer, may be directed to the information agent at 1-800-684-8823 or the dealer manager at 1-212-847-5535. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

         Statements about future results made in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Cendant cautions that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Annual Report on Form 10-K/A for the year ended December 31, 1998, including the resolution of the pending class action litigation against Cendant and its ability to implement its plan to divest non-strategic assets.

         Cendant Corporation is a global provider of consumer and business services. Cendant's core competencies include building franchise systems, providing outsourcing solutions and direct marketing. As a franchisor, Cendant is the world's leading franchisor of hotels, rental car agencies, tax preparation services and real estate brokerage offices. The real estate segment also includes Welcome Wagon/GETKO and Cendant's soon-to-be created residential real estate services portal on the Internet. As a provider of outsourcing solutions, Cendant is the world's largest vacation exchange service; a major provider of mortgage services to consumers and the global leader in employee relocation. In direct marketing, Cendant provides access to insurance, travel, shopping, auto, and other services, primarily to customers of its affinity partners. Other business units include NCP, the UK's largest private car park operator, and Wizcom. Headquartered in New York, NY, the company has more than 30,000 employees and operates in over 100 countries. More information about Cendant, its companies and brands may be obtained by visiting our Web site at WWW.CENDANT.COM or by calling 877-4INFO-CD (877-446-3623).

MEDIA CONTACT:                                       INVESTOR CONTACTS:
--------------                                       ------------------
Elliot Bloom                                         Denise Gillen
212-413-1832                                         212-413-1833

                                                     Sam Levenson
                                                     212-413-1834